Exhibit 99.1

CollPlant Receives Substantial First Order for its Vergenix™ Flowable Gel Product in Ukraine

Order worth hundreds of thousands of U.S. dollars following regulatory approval in Ukraine

REHOVOT, Israel, October 26, 2020 /PRNewswire/ - CollPlant (NASDAQ: CLGN) a regenerative and aesthetic medicine company, today announced that it has received a substantial first order totaling hundreds of thousands of U.S. dollars for its VergenixTM Flowable Gel (FG) product in Ukraine from CollPlant's new distribution partner, a Russia-based biopharmaceutical company. CollPlant will begin shipments in the current quarter.

This order is from a new distributor operating in Ukraine, and is in addition to CollPlant’s recent announcement regarding a distribution agreement and for a first order for Vergenix FG™ covering six Commonwealth of Independent States (CIS) countries.

Vergenix Flowable Gel product, a recombinant human collagen matrix for the management of acute and chronic wounds

“As we expand distribution of our commercialized products from Western Europe into neighboring regions, we are very pleased to see the demand for VergenixTMFG in Ukraine based on excellent clinical outcomes in EU that were published in peer reviewed journals. Patient population in Ukraine will now have access to VergenixTMFG, and will benefit from this unique product in their wound healing. We look forward to expanding our distribution network in EU countries,” stated CollPlant CEO, Yehiel Tal.

VergenixTM FG is based on the Company's rhCollagen technology and is a wound-care product designed to treat acute and chronic hard-to-heal wounds, such as diabetic ulcers, pressure sores, surgical cuts and trauma wounds. A single application of the product provides an optimized treatment for the healing process until full wound closure.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the outbreak of coronavirus; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com